Filed by Embotelladora Andina S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Embotelladoras Coca-Cola Polar S.A.

Commission File No. 001-13142

Merger of Embotelladora Andina — Embotelladoras Coca-Cola Polar

Conference Call Transcription

February 8, 2012

This document should be read in conjunction with the presentation posted on our website and distributed to the market prior to the conference call.

This release may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions, also available on our website under “The Company-Risk Factors.”

Miguel Ángel Peirano:                 Good afternoon, everyone.  It is a pleasure to again talk to you and I thank you for your interest in Embotelladora Andina (hereafter Andina).  In order to make the presentation (which has been distributed) more agreeable and a bit more orderly, I will be referring to the corresponding pages in the comments.  So, to start, if we go to the first page, we can see a general description of the transaction.  We have signed an agreement to merge Andina and Coca-Cola Polar (hereafter Polar).  This agreement was approved by both boards of directors and is subject to the outcome of reciprocal due diligence processes, to the corresponding corporate approvals, to approval of The Coca-Cola Company and to the signature of the final documentation and the regulatory authorizations required in each of the territories involved.  We consider this transaction to be transformational for both companies, one that will open up new opportunities for growth and cooperation within the Coca-Cola system.

This transaction will make us the 7th largest Coca-Cola bottler in the world and the second-largest in South America.  This merger will consolidate our leadership in the Southern Cone and create a regional vehicle that has a significant outlook for growth.

The transaction will be in the form of a merger by incorporation.  New shares issued by Andina will be exchanged for Polar´s shares.  Polar´s shareholders will receive 0.33269 Series A shares and 0.33269 Series B shares for each Polar share, so Andina will issue a total of 186,304,194 new shares.  Polar’s shareholders will hold 19.68% of the merged company.

Prior to completing the merger, Andina and Polar will distribute dividends to their respective shareholders additional to those already declared and distributed thus far to date.  They will correspond to the 2011 fiscal year profits. The dividend for Andina´s shareholders will total $28,156 million Chilean pesos , or $35.27 pesos per Series A share and $38.80 pesos per Series B share, and the dividend for Polar´s shareholders will be $29,566 million Chilean pesos , or $105.59 per share.

Considering Polar’s 2011 closing projection, the multiple implicit in the appraisal of the transaction is fully in line with recent Coca-Cola bottler transactions within the region.  We expect, on a preliminary basis, annual synergies for around US$25-30 million and that they will be captured in the next 12 to 24 months.

This merger positions the new company s as one of the leaders in the region and offers important opportunities to create value for our shareholders, clients, consumers and collaborators, in addition to a highly attractive platform for South America inside the Coca-Cola system.

Now if we go to page 2, and I know that most of you are familiar with both Andina and Polar, we can go over the main parameters of what the merged company will be.

This merger consolidates the operations of the two companies in South America and positions us as one of the largest Coca-Cola bottler in the world in terms of volume, and one of the largest in the region.  We are second biggest in South America and third in Latin America.  The merged company presents sales of 641 million unit cases in the 12 months ending September 2011 and covers territories with approximately 48 million potential consumers.  Of particular note is that we will have a set of very attractive franchises.  We will have an important presence in 4 countries with high growth expectations.  We will be doing business in the main cities, including Santiago, Rio de Janeiro, Cordoba and Asuncion.  Moreover, we will hold high market shares in each of the territories where we operate that we expect to even increase and leverage after the merger.  As the map shows, this transaction consolidates attractive franchises in the Southern Cone, in many cases covering contiguous territories.  That increases the possibility of generating operating improvements and synergies.

Now if we move on to page 3, as we said, the merged company will have sales volume of 641 million unit cases and sales of US$2,563 million in the 12 months ending September 2011.  Andina accounts for 77.8% of the volume and 78.0% of the sales in the merged company.  Operationally, the merged company will own a total of 10 production plants and service a population of around 48 million inhabitants in the 4 countries in which it will do business.

Now going to page 4, we can see that the merged company has an important, balanced geographic diversification.  Chile represents around 30% of volume, sales and EBITDA and Brazil 37%, each according to category.  The remainder is generated by the operations in Argentina and Paraguay. The merged company will have sales of US$2.6 billion and an EBITDA of US$459 million in the last 12 months through September 2011.We will have a diversified revenue profile with a significant presence in the countries in which we do business, which makes us a vehicle with important growth prospects in the region.

On page 5, to explain somewhat the logic behind this merger, there are several points that I would like to emphasize in order to that explain the different sources of value creation behind this transaction. First of all, we initially estimate synergies of around US$25-30 million per year, attainable in 12-24 months.  These synergies represent about 4% to 5% of Polar’s sales, which is in line with synergies captured in recent transactions.  Yet it is, in reality, the other area on which I want to specifically focus as we must take into account that this merger creates an important presence in contiguous territories.

The scale of the merged company will help improve our purchasing and distribution capacities, which will result in significant efficiencies and cost-competitiveness.  Secondly, this transaction represents the merger of two world-class companies.  Both have teams with a long and successful track-record within the industry that will complement and leverage the operating know-how of both.  Our ability to innovate and develop in all our franchises will be strengthened, so we will be capable of providing more and better services to our customers.  Lastly, and perhaps most importantly, the scale and presence of this new company, its operating capacities and the trajectory of its teams will enable us to grow faster.  This transaction creates an ideal platform from which to capitalize new opportunities for growth and to strengthen our presence in the territories in which we do business.

Now please go to the next page (page 6).  Following the points described above, this transaction has created a unique vehicle for value creation .  The company is a major leader in each of the territories where it operates.  Upon merging, it will be the largest Coca-Cola bottler in Chile, the second-largest Coca-Cola bottler in Brazil and Argentina, and the only Coca-Cola bottler in Paraguay.  So, we will be able to continue growing in the region, either by entering new markets and segments and/or by strengthening the territories where we now do business.  The merged company will also have a strong balance sheet, a pro forma indebtedness below 1x EBITDA after paying the dividends considered in the transaction, and a great capacity to generate cash flows.  This, when added to our shareholder base, who are people who have been in the Coca-Cola system for a long time and have ample experience in working in partnerships, and considering the flexibility of our capital structure with shares traded not only in Santiago but also via ADRs on the NYSE and to a market value of close to US$4 billion, places us in a very good position to continue growing and looking for new opportunities to continue consolidating our position in the region.  As I said earlier, the controlling group of Polar, Los Aromos (the Chadwick Claro family) will become a member of Andina´s controlling group, the fifth to join.  Eduardo Chadwick (on behalf of Los Aromos) will become a member of Andina’s board of directors.

Lastly, to conclude, this transaction is no doubt a win-win transaction for all involved:  shareholders, customers, consumers, suppliers and collaborators, because it is a combination of two excellent operators in the system by which synergies will be captured, the Coca-Cola system will be strengthened and a regional platform will be formed from which new opportunities for growth can be capitalized in the future.  That concludes my presentation and I now give the floor to Maria.  Thank you very much.

María Barahona:                                                 Our first question comes from Antonio Gonzalez, of Credit Suisse.

Antonio González:                                          Hello, good afternoon.  Thanks for taking my question and congratulations on the transaction.  The first thing I would like to ask is if we can have a few more details on the synergies, starting with Chile.  Can you remind us what the installed capacity will be of the new plant in Santiago and if there is room to enlarge that plant to service part of Polar’s territories?  Or is this simply impossible because of Chile’s geography?  Are you considering maintaining Polar’s production plant in Chile going forward?

Miguel Ángel Peirano:                  Ok. In regard to the details of the synergies, in the particular case of Argentina, given the continuity and the fact that the two territories are adjacent, there are undoubtedly major operating synergies.  In the case of Chile, the territories are not contiguous, but there are, without a doubt, synergies, but not necessarily focused on production.  As to the Renca plant, it is being inaugurated and will begin operation in Santiago.  It has capacity for quite a few years and that production capacity can be extended because there is room to add more lines.

Antonio González:                                          Thanks.  And the second question I would like to ask is regarding the share structure of the company after the transaction.  Can you help us, first of all, understand whether both the Polar controlling group and the Coca-Cola Company have any type of lock-up period or can sell their shares immediately on the market?  How does this agreement work going forward?  And secondly, will you create one more position on the board to bring in the Polar controlling group, or will one of the positions held today be replaced?

Miguel Ángel Peirano:                 Ok. Answering your question, the Chadwick Claro family will come in with one more seat within the controlling group, so it will go from 4 to 5 under the same conditions as each of the 4 held today by Andina.  So it will go from 4 to 5.  And yes, there is a lock-up period for the Series A shares.

Antonio González:                                          Perfect. Thank you very much and congratulations once again on the transaction.

Miguel Ángel Peirano:                 Thank you so much.

María Barahona:                                                 Our next question comes from Lore Serra, of Morgan Stanley.

Jerónimo del Guzmán:                   Yes, good afternoon.  I am Jeronimo de Guzman of Morgan Stanley. I had an initial question about Polar.  We were looking at Polar’s margins by country and saw that specifically in Argentina, it was very close to 0, quite below that of Andina.  We would like to know if we could have a few more details on why this margin is so low, whether it is something that can be quickly improved through the synergies with Andina.

Miguel Ángel Peirano:                   Yes.  I will not talk about the past, in particular Polar’s margins last year.  I can confirm that going forward, we are seeing that we have potential synergies together and making use of them depends on us.  They will, without a doubt, improve not just Polar’s margins but also Andina’s.

Jerónimo del Guzmán:                     So, after the merger, do you see any reason why Andina’s margin in Argentina will not be what it now has?

Miguel Ángel Peirano:                   We will see at the right moment, when the numbers of the synergies have been clearly defined, where we are in the particular case of Andina, but no doubt the sum of the two will be greater than what they are today separately.

Jerónimo del Guzmán:                     Ok, ok. And the other question is that a difference is seen in Chile and I wanted to know what is simply due to Polar’s territory, where distribution is a bit more difficult, and what is, that is, what opportunity there is there too for the Chile franchise’s margin after the merger to be equal to what Andina now has, or even better.

Miguel Ángel Peirano:                    Yes.  Here the same answer as for Argentina applies in some way.  Perhaps in Chile, since the territories are not together, the improvement in margins will come more from synergies in purchases and in other areas.  And again, the sum of the individual parts will be, combined, greater than what used to exist.  Clearly, Polar’s territory is more geographically extensive than Andina’s and, therefore, the distribution costs are higher and they impact the margin in part.  But the sum of both will be more, given the combined synergy, than separately.

Jerónimo del Guzmán:                     Ok. Thanks, and the last question is, now that the transaction is done, what vision do you now have of future transactions?  Do you think other transactions are possible in the short or long term?

Miguel Ángel Peirano:                   As in the past, we will continue to analyze all opportunities that will add value to both companies, to the shareholders and to the participants in this organization.

Jerónimo del Guzmán:                     Oh! Sorry, one last question:  Do you already have an estimation of how long the process can take to close the transaction and complete the due diligence?

Miguel Ángel Peirano:                   As I mentioned, we are now beginning the due diligence that will last through mid-March, after which all measures will begin to secure permits and approvals from all authorities and the Coca-Cola Company and others.  We estimate that we will be ready to begin the merger process in the third quarter.

Jerónimo del Guzmán:                     Ok. Thank you very much.

Miguel Angel Peirano:                   You’re welcome.

Maria Barona:                                                                Our next question comes from Jorge Opaso, of Larraín Vial.

Jorge Opaso:                                                                       Hello.  Good afternoon and congratulations to everyone on the transaction.  My question is in line, perhaps, with the previous question.  Basically, I would like to know how much time, as Miguel Angel was saying, it will take to attain margins in Argentina that are the same as or higher than the sum of what Andina has now.  I see Polar’s EBITDA margin at September is at 2% compared to the 13% that Andina currently has.  So, the difference is very great right now.  I don’t know how much time it could take, more or less, to attain a level similar to what Andina currently has.  Thank you very much.

Andrés Wainer:                                                       Hello, Jorge.  Andres Wainer speaking.  Look, it is true that in Argentina, as you say, Polar’s margins are quite lower than Andina’s and as Miguel Angel said earlier, we will begin to work immediately, once the merger is completed, to try to obtain the synergies we have been discussing.  It is very difficult to measure right now the combined margin in order to attain Andina’s present margins. Yet we are sure that the combined margin of the two operations in Argentina are going to bequite good, and will incorporate the synergies we have been discussing.  In the case of Argentina, since the territories are contiguous, they should be quite significant.  Also consider synergies in centralized procurement, okay?  Because of scale economies in purchases and eventually in SG&As.

Jorge Opaso:                                                                       Ok, ok. Perfect, and regarding the speed in Paraguay.  The matter is surprising, on the other hand.  I see 30% EBITDA margins in 2010.  2010 closed with EBITDA margins of 20% in September.  Understanding this market a bit….what is going on that EBITDA margins are so high in comparison to any comparable bottler?  I don’t know if it is sales volumes or if it is something more particular to the market.  And if you can sustain 20% margins in the medium term.

Miguel Angel Peirano:                   Yes.  We will undoubtedly try to learn what is going on in Paraguay in order to be able to extrapolate the best practices to the rest of the territories and thereby strengthen our results.

Jorge Opaso:                       The good results you are having in Paraguay, is it perhaps something that you see as sustainable or is it something more particular to Polar at this time, and now to the merged version? (

Miguel Angel Peirano:                   I believe that it is a very efficient operation and without a doubt, our objective is to stay that way, and even try to improve the exchange of practices and of better processes that are performed in each of those locations.

Jorge Opaso:                                                                       Ok. Thank you very much.  The last two short questions about Polar.  Two specific subjects:  One is the tax rate.  Polar’s tax rate, the real rate, is close to zero in recent periods.  I would like to know, in substance, if you can provide a bit more detail, and the other is some guidance about the Capex that Polar is investing this year or the next.  Thank you very much.

Andrés Wainer:                                                       Yes, Jorge.  Later on we will provide more details on the issues, such as Polar’s taxation, but they are effectively paying very little tax because they have cumulative losses, especially in Argentina.

Jorge Opaso:                                                                       Ok. Thank you very much.

María Barahona:                                                   Our next question comes from Ignacio Spencer, of IM Trust.

Ignacio Spencer:                                                     Hello.  I would like to know whether the transaction will entail any cost in 2012 or 2013.

Miguel Angel Peirano:                    Yes, Ignacio.  If you mean that there will be a cost to materialize the synergies, undoubtedly there will be, but they are insignificant or irrelevant to the amount of the synergy we mentioned.

Ignacio Spencer:                                                    Another thing:  How will those 25 or 30 million dollars of synergy be distributed, approximately, among countries?  Heavily to Argentina?  Will it be 50%?  Or more or less how they are by country?  Thanks.

Miguel Angel Peirano:                   Ignacio, Argentina is more heavily allocated, but basically Argentina and Chile are where we have both companies in operation.  We are not able to say whether it will be 50-50, but it is not far from that.

Ignacio Spencer:                                                    Ok, thank you very much.

María Barahona:               Our next question comes from Gustavo Fingeret, of Celfin Capital.

Gustavo Fingeret:                                               Hello, how are you?  Good afternoon.  The question mainly relates to the possibility of any risk that the merger not be finalized.  The basic vision, I would say, is that there should be no risk, but are there issues of competition and regulatory agencies that could question the merger.  However, there were many rumors and there were many political comments on the market about this possibly happening.  I am asking if you can give us a bit of information and your view about this.

Miguel Angel Peirano:                   Yes.  We do not see a risk on the horizon that this transaction not be finalized and as we have always said, we are totally willing to provide all information that is requested on the transaction by the regulatory authorities.  Regardless, as you so clearly said, the same products are sold in different territories, so there should be no antitrust issues.

Gustavo Fingeret:                                               Thank you.

María Barahona:               At this time there are no further questions.  Mr. Peirano, any last comment?

Miguel Ángel Peirano:                   Only to thank all of you once again for your interest in Andina and I look forward to the next conference to discuss results for this next period.  So, thank you so much again for your presence and interest in Andina.